SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                              _____________________

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                (Name of Issuer)

                       CENTRAL AND SOUTH WEST CORPORATION
                        (Name of Person Filing Statement)

                  Title                                      CUSIP
         Southwestern Electric Power Company,
           Cumulative Preferred Stock
            -  4.28% Series                               845437 10 2
            -  4.65% Series                               845437 20 1
            -  5.00% Series                               845437 30 0
            -  6.95% Series                               845437 80 5

                         (Title of Class of Securities)
                       (CUSIP No. of Class of Securities)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                            Dallas, Texas 75202-1234
                                 (214) 777-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                 April 29, 1997
                               (Date of Amendment)

                            Calculation of Filing Fee

         Transaction Valuation*                      Amount of Filing Fee
             $47,206,000                                    $9,442




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         *Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[ X ]    Check box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $9,442
Form or Registration No.:  Schedule 13E-4
Filing Party:  Central and South West Corporation
Date Filed:  March 18, 1997

         This Amendment No. 1 amends and supplements the Issuer
Tender Offer Statement on Schedule 13E-4 (the "Statement") dated March 18, 1997 filed by Central and South West Corporation, a Delaware corporation ("CSW"), relating to its offer to purchase any and all outstanding Shares of Cumulative Preferred Stock of Southwestern Electric Power Company, a Delaware corporation and wholly owned subsidiary of CSW ("SWEPCO"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated March 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and Proxy for each series (which together constituted the "Offer"), copies of which are attached as Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.
Item 1.  Security and Issuer

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         (b)(i)  The Offer expired at 5:00 p.m., Central Time, on
April 16, 1997 in accordance with its terms. On April 23, 1997, CSW purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:


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                                 Shares
    Series of Preferred         Purchased                   Purchase Price

      4.28% Series                52,614                    $ 3,774,002.22
      4.65% Series                23,092                    $ 1,799,559.56
      5.00% Series                37,228                    $ 2,923,514.84
      6.95% Series                41,990                    $ 4,330,428.70

                  Total          154,924                    $12,827,505.32

     A press release issued by CSW and SWEPCO announcing the results of the Offer and the proxy solicitation is attached hereto as Exhibit 99.(a)(10).

Item 2.  Source and Amount of Funds or Other Consideration.

                  Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

                  The total amount required by CSW to purchase the Shares pursuant to the Offer was $12,827,505.32, excluding fees and other expenses.
CSW paid the purchase price to The Bank of New York, as Depositary, on April 23, 1997 using funds borrowed pursuant to its commercial paper program.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                  Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Shares purchased by CSW pursuant to the Offer were subsequently sold to SWEPCO and will be retired and canceled. As a result thereof, SWEPCO will have a total of 345,076 Shares outstanding, consisting of 7,386 Shares of the 4.28% Series, 1,908 Shares of the 4.65% Series, 37,772 Shares of the 5.00% Series and 298,010 Shares of the 6.95% Series.

Item 8.  Additional Information.

         (e)(i) On April 17, 1997, SWEPCO announced that its shareholders had approved and adopted, at a special meeting of shareholders held at SWEPCO's offices in Shreveport, Louisiana on April 16, 1997, an amendment to SWEPCO's Restated Certificate of Incorporation (the "Articles") to eliminate a provision limiting SWEPCO's ability to issue securities representing (i) unsecured indebtedness to no more than 20% of the aggregate of its capital, surplus and secured debt and (ii) unsecured indebtedness maturing in less than ten years to 10% of such aggregate. The special meeting was held pursuant to a proxy solicitation by the Board of Directors of SWEPCO to amend the Articles.



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Item 9.  Material to be Filed as Exhibits

         Exhibit No.                Description

         99.(a)(10)                 Press Release, dated April 17, 1997.







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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 1997

                                        Central and South West Corporation


                                        By:  /s/ Wendy G. Hargus
                                                 Wendy G. Hargus
                                                 Treasurer